February 7, 2003

Public Service Enterprise Group Incorporated
80 Park Plaza
Newark, New Jersey 07102

We have audited the financial statements of Public Service Enterprise Group Incorporated and its subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 7, 2003, which expresses an unqualified opinion. Note 3 to such financial statements contains a description of your adoption during the year ended December 31, 2002, of a change in the method of accounting to present certain energy trading contract assets and liabilities on a net basis where the legal right of offset exists. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

Deloitte & Touche LLP
Parsippany, New Jersey